UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2024

McGRATH RENTCORP

(Exact name of registrant as specified in its Charter)

California	0-13292	94-2579843
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employee Identification No.)

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

(925) 606-9200

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MGRC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 28, 2024, McGrath RentCorp, a California corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with WillScot Mobile Mini Holdings Corp., a Delaware corporation (“Parent”), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”), and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub II”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into the Company (the “First-Step Merger”), with the Company surviving the First-Step Merger and, immediately thereafter, the Company will merge with and into Merger Sub II (the “Second-Step Merger” and together with the First-Step Merger, the “Integrated Mergers”), with Merger Sub II surviving the Second-Step Merger as a wholly owned subsidiary of Parent. Each of the parties to the Merger Agreement intends that the Integrated Mergers will together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Consummation of the Integrated Mergers is subject to the approval of the Company’s shareholders, the receipt of required regulatory approvals, and satisfaction or waiver of other customary closing conditions. The First-Step Merger and the Second-Step Merger will be consummated on the same day.

The board of directors of the Company (the “Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, (iii) directed that the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, be submitted to a vote at a meeting of the Company’s shareholders and (iv) resolved, subject to the terms and conditions of the Merger Agreement, to recommend adoption and approval of the Merger Agreement, including the Integrated Mergers, by the Company’s shareholders.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the “Effective Time”), each share of common stock, no par value, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by Parent or any subsidiary of Parent or the Company, and shares held by shareholders who did not vote in favor of the Integrated Mergers (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash (the “Per Share Cash Consideration”) or (2) 2.8211 (the “Exchange Ratio”) shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of Parent (the “Parent Common Stock”) (the “Per Share Stock Consideration” together with the Per Share Cash Consideration, the “Merger Consideration”), as determined pursuant to the election and allocation procedures in the Merger Agreement. The Company’s shareholders will have the opportunity to elect to receive either the Per Share Cash Consideration or the Per Share Stock Consideration in respect of their Company Common Stock, provided that 60% of the Company Common Stock will be converted into the cash consideration and 40% of the Company Common Stock will be converted into the stock consideration.

The Merger Agreement also specifies the treatment of the Company’s outstanding equity awards in connection with the First-Step Merger, which will be treated as follows at the Effective Time:

(i)	Parent will assume the Company’s 2016 Stock Incentive Plan and the Company’s 2007 Stock Incentive Plan;

(ii)

each stock appreciation award covering shares of Company Common Stock (a “Company SAR”) that is outstanding, vested and unexercised as of immediately prior to the Effective Time will be cancelled and converted into a right to receive a cash payment equal to the excess of the Per Share Cash Consideration over the applicable exercise price per share of such Company SAR;

(iii)

each restricted stock unit award covering shares of Company Common Stock (a “Company RSU Award”) that is outstanding and unvested as of immediately prior to the Effective Time will be assumed by Parent (each, a “Substitute RSU Award”), with each Substitute RSU Award being subject to the same terms and conditions as applied to the Company RSU Award immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to each Substitute RSU Award will be equal to (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (with the resulting number rounded up to the nearest whole share);

(iv)

each Company RSU Award that is outstanding and vested as of immediately prior to the Effective Time (taking into account any acceleration or vesting as a result of the consummation of the Integrated Mergers), will be cancelled and converted into a right to receive the Merger Consideration, with 60% of the shares of Company Common Stock underlying such Company RSU Award converted into Per Share Cash Consideration and 40% of the Company Common Stock underlying such Company RSU Award converted into Per Share Stock Consideration;

(v)

each outstanding performance-based restricted stock unit award covering shares of Company Common Stock (a “Company PSU Award”) granted during the 2022 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units deemed earned based on the Board’s good faith best estimate of projected actual performance through the end of the performance period (the “Deemed Earned Units”) and 60% of the Deemed Earned Units converted into Per Share Cash Consideration and 40% of the Deemed Earned Units converted into Per Share Stock Consideration; and

(vi)

each Company PSU Award granted during the 2023 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units that would vest if target performance was achieved and pro-rated based on the number of days elapsed between the grant date and the Effective Time and 60% of the vesting restricted stock units converted into Per Share Cash Consideration and 40% of the vesting restricted stock units converted into Per Share Stock Consideration.

The Merger Agreement contains representations and warranties of the Company and Parent relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for pre-closing covenants of the Company, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and refraining from taking certain types of actions without Parent’s consent, (ii) covenants relating to the delivery of certain financial statements by the Company to the lead arrangers under Parent’s commitment letter (which covenants may be satisfied by way of public filing of such financial statements with the Securities Exchange Commission (“SEC”)) and (iii) certain restrictions on the Company’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions.

The consummation of the Integrated Mergers is subject to certain closing conditions, including (i) the approval of the Company’s shareholders (the “Company Shareholder Approval”), (ii) the expiration or termination of all waiting periods applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act,” and such expiration or termination, the “Antitrust Approval”), (ii) the absence of any order by any governmental authorities or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, (iii) the effectiveness of the registration statement to be filed by Parent with SEC relating to the registration of shares of Parent Common Stock to be issued to the Company’s shareholders pursuant to the Merger Agreement and (iv) other customary conditions specified in the Merger Agreement. The parties have submitted their respective filings under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission as contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each of the Company and Parent is required to use reasonable best efforts to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement.

Prior to obtaining the Company Shareholder Approval, the Board may, in certain limited circumstances, withdraw or modify its recommendation that the Company’s shareholders adopt the Merger Agreement or recommend or otherwise declare advisable any Alternative Proposal (as defined in the Merger Agreement) (a “Company Adverse Recommendation Change”), subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a matching right period. Notwithstanding a Company Adverse Recommendation Change, unless Parent terminates the Merger Agreement, the Company is still required to convene the meeting of its shareholders.

The Merger Agreement also provides for certain termination rights of Parent and the Company, including the right of either party to terminate the Merger Agreement if (i) the Integrated Mergers are not consummated by October 31, 2024 (such date, as may be extended, the “End Date,” and such termination right, the “End Date Termination Right”), subject to each party’s right to extend such date by up to three months if all conditions to the closing other than the Antitrust Approval has been obtained, (ii) a law or order permanently enjoining or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement becomes final and non-appealable or (iii) if the Company Shareholder Approval has not been obtained due to failure to obtain the required vote at the Company’s shareholder meeting. Parent has the right to terminate the Merger Agreement in the event (i) prior to the receipt of the Company Shareholder Approval, a Company Adverse Recommendation Change occurs or (ii) the Company breaches any of its representations or warranties or fails to perform any of its covenants in the Merger Agreement, which would result in the failure of related conditions to the closing. In addition, the Company has the right to terminate the Merger Agreement (i) to enter into an alternative acquisition agreement in respect of a Superior Proposal (as defined in the Merger Agreement), provided that it has complied in all material respects with its obligations under the Merger Agreement required in order to take such action or (ii) Parent breaches any of its representations or warranties or fails to perform any of its covenants in the Merger Agreement, which would result in the failure of related conditions to the closing.

In the event that the Merger Agreement is terminated by either party at the End Date and all conditions to closing have been satisfied other than Antitrust Approval without the imposition of an Adverse Regulatory Condition (as defined in the Merger Agreement), then Parent will be required to pay to the Company a termination fee in the amount of $180 million. If the Merger Agreement is terminated in connection with any of the following, then the Company will be obligated to pay Parent a termination fee equal to $120 million: (i) Parent terminates the Merger Agreement following a Company Adverse Recommendation Change prior to receipt of Company Shareholder Approval, (ii) the Company terminates the Merger Agreement to enter into an alternative acquisition agreement in respect of a Superior Proposal (as defined in the Merger Agreement), or (iii)(A) either party terminates the Merger Agreement, prior to the Company Shareholder Approval having been obtained, in accordance with an End Date Termination Right or following failure to obtain Company Shareholder Approval at the Company shareholder meeting, or (B) Parent terminates the Merger Agreement following a willful breach by the Company of any of its representations or warranties or covenants, and in each case, both (1) an Alternative Proposal has been made prior to such termination and (2) within 12 months after such termination, an alternative transaction is executed or consummated.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which will be filed by amendment to this Current Report on Form 8-K.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules which are not filed publicly and are made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations, warranties and covenants, and any descriptions thereof, may not be accurate characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Item 7.01	Regulation FD Disclosure

On January 29, 2024, the Company and Parent issued a joint press release announcing their entry into the Merger Agreement. The full text of the press release is furnished as Exhibit 99.1. The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook,” “guidance,” “see,” “have confidence” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: WillScot Mobile Mini’s mergers and acquisitions pipeline, acceleration of WillScot Mobile Mini’s run rate, acceleration toward and the timing of WillScot Mobile Mini’s achievement of WillScot Mobile Mini’s three to five year milestones, growth and acceleration of cash flow, driving higher returns on invested capital, and Adjusted EBITDA margin expansion, as well as statements involving the proposed acquisition of McGrath, including anticipated time of closing, the expected scale, operating efficiency and synergies, stockholder, employee and customer benefits, the amount and timing of revenue and expense synergies, future financial benefits and operating results, expectations relating to the combined customer base and rental fleet, and tax treatment for the acquisition. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our and WillScot Mobile Mini’s control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Certain of these forward-looking statements relate to the proposed transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, WillScot Mobile Mini’s ability to acquire and integrate new assets and operations; WillScot Mobile Mini’s ability to judge the demand outlook; WillScot Mobile Mini’s ability to achieve planned synergies related to acquisitions; regulatory approvals; WillScot Mobile Mini’s ability to successfully execute WillScot Mobile Mini’s growth strategy, manage growth and execute WillScot Mobile Mini’s business plan; WillScot Mobile Mini’s estimates of the size of the markets for the products of the combined company; the rate and degree of market acceptance of the products of the combined company; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting the profitability of the combined company; potential litigation; general economic and market conditions impacting demand for the products and services of the combined company and WillScot Mobile Mini’s ability to benefit from an inflationary environment; WillScot Mobile Mini’s ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports filed by McGrath and WillScot Mobile Mini with the SEC from time to time (including the respective Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our websites. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the proposed acquisition of McGrath RentCorp by WillScot Mobile Mini (the “Proposed Transaction”). In connection with the Proposed Transaction, WillScot Mobile Mini will file a registration statement on Form S-4, which will contain a proxy statement of McGrath and a prospectus of WillScot Mobile Mini (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to McGrath’s shareholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by WillScot Mobile Mini with the SEC may also be obtained free of charge from WillScot Mobile Mini by requesting them by mail at WillScot Mobile Mini, 4646 E Van Buren St., Suite 400, Phoenix, Arizona 85008 Attn: Investor Relations. The documents filed by McGrath RentCorp may also be obtained free of charge from McGrath RentCorp by requesting them by mail at McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

Participants in the Solicitation

WillScot Mobile Mini, McGrath and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot Mobile Mini’s directors and executive officers is available in WillScot Mobile Mini’s proxy statement, dated April 17, 2023 for the 2023 Annual Meeting of Stockholders and WillScot Mobile Mini’s Current Reports on Form 8-K and 8-K/A filed with the SEC on August 9, 2023 and December 4, 2023. Information about McGrath’s directors and executive officers is available in McGrath’s proxy statement, dated April 28, 2023, for its 2023 Annual Meeting of Shareholders. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the proxy statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot Mobile Mini or McGrath as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1+	Agreement and Plan of Merger, dated as of January 28, 2024, by and among WillScot Mobile Mini Holdings Corp., Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp*

99.1	Press Release, dated January 29, 2024, jointly issued by WillScot Mobile Mini Holdings Corp. and McGrath RentCorp.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.

+	To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McGRATH RENTCORP
Dated: January 29, 2024

	By:	/s/ Keith E. Pratt
Keith E. Pratt
Chief Financial Officer

Exhibit 99.1

WillScot Mobile Mini to Acquire McGrath RentCorp for $3.8 Billion, Enhancing Its Position as the North American Leader in Turnkey Space Solutions

60% Cash and 40% Stock Transaction Provides McGrath RentCorp Shareholders with $123 Per Share and Upside through Approximately 12.6% Stake in Combined Company

Significant Near-Term Synergies Expected Given WillScot Mobile Mini’s Track Record of Integrating Acquisitions and Exceeding Identified Synergy Targets

Strong Financial Profile, with Combined 2023 Revenues of $3.2 Billion and Adjusted EBITDA of $1.4 Billion1, including Expected $50 Million in Run-Rate Operating Synergies

Expecting to Generate Approximately $700 Million of Annual Free Cash Flow2 by End of the First Full Year Following Closing

Joint Conference Call Today at 8:00 a.m. ET to Discuss Details of the Transaction

PHOENIX, AZ and LIVERMORE, CA (January 29, 2024) – WillScot Mobile Mini Holdings Corp. (“WillScot Mobile Mini” or the “Company”) (Nasdaq: WSC), a leader in innovative temporary space solutions, today announced it has entered into a definitive agreement to acquire McGrath RentCorp (“McGrath”) (Nasdaq: MGRC), a leading business-to-business rental company based in Livermore, California. The acquisition will enhance WillScot Mobile Mini’s position as a North American leader in turnkey space solutions with a complementary geographic footprint and a more diversified platform, providing enhanced value across key customer segments.

McGrath is a leading provider of temporary and permanent space solutions throughout the United States. This complements WillScot Mobile Mini’s broad North American footprint and 80-year history as an innovative space solutions provider. The combined company will serve more than 85,000 customers, who will benefit from expanded distribution of Value-Added Products and Services enabling turnkey space solutions, as well as further commercial and operating synergies from the combined branch resources and infrastructure. The combined sales organization and customer base will also have access to the broadest offering of space solutions and supporting operational expertise available in the industry today. The Company expects that the combination will be accretive to earnings per share within twelve months post-closing, based on the Company’s successful track record of integrating acquisitions.

“I’m excited to welcome the McGrath team to the WillScot Mobile Mini family,” said Brad Soultz, Chief Executive Officer of WillScot Mobile Mini. “The transaction will further accelerate our growth, with combined 2023 pro forma revenue of $3.2 billion and adjusted EBITDA of $1.4 billion1, we will be on path to achieve a $700 million free cash flow run-rate twelve months after we close. Meanwhile, our $1 billion of idiosyncratic growth levers remain in flight, many of which will increase proportionally with the

[1]	Based on midpoints of guidance for each company. Adjusted EBITDA unburdened for stock-based compensation, transaction costs, and other non-recurring expenses.
[2]	Calculated as cash flow from operating activities less Net CapEx. Excludes any purchase accounting impact.

close of the transaction. Among the abundant stockholder benefits associated with this transaction, I am most excited with the prospect of extending our innovative and expansive Value-Added Products portfolio, and our unique FLEX, Cold Storage and Clearspan Space Solutions to McGrath customers. Our long-term capital allocation framework remains unchanged as we continue to accelerate our robust organic growth with highly accretive M&A, all the while creating long-term value for our shareholders.”

“This combination provides McGrath customers and employees a platform for continued growth and success, while providing McGrath shareholders with immediate cash value as well as participation in the upside potential of the combined company,” said Joseph Hanna, President and Chief Executive Officer of McGrath. “This transaction validates the strength of our business, the hard work and dedication of our team members and the valuable solutions McGrath provides to our customers. For more than 40 years, we have pursued a relentless customer-centric approach and we look forward to extending our ability to provide the solutions that our customers so highly value.”

Compelling Strategic and Financial Rationale

Benefits of the transaction include:

•

Highly complementary businesses with diversified customer segments: The acquisition brings together two complementary businesses, enhancing diversity across customer segments. The combined company’s broad offering, attractive unit economics and long rental durations underpin its uniquely predictable recurring cash flow profile. On a pro forma basis, approximately 90% of combined total revenue is derived from leasing and related services, while the addition of Enviroplex expands WillScot Mobile Mini’s permanent modular capabilities.

•

Operating synergies with a high confidence of realization: $50 million of run-rate operating synergies expected to be achieved within 24 months of closing. Confidence in targets reinforced by WillScot Mobile Mini’s long history of successful M&A integrations.

•

Increased scale allowing accelerated rollout of growth initiatives: The combined customer base and rental fleet represent an expanded platform for the rollout of WillScot Mobile Mini’s strategic levers, such as Value-Added Products and Services, cross-selling and commercial best practices, and operations excellence. Together, these provide a clear path to multiple years of sustained growth and margin expansion.

•

Strong financial position underpins reinvestment in growth: The combined company’s strengthened financial profile, enhanced cash generation and de-leveraging capability, and disciplined capital allocation amplify WillScot Mobile Mini’s ability to reinvest in growth and compound returns.

The combined company will have a strengthened financial profile, with combined 2023 revenues of $3.2 billion and adjusted EBITDA of $1.4 billion3, including run-rate operating synergies. The combined company expects to capture additional revenue synergies and fleet efficiencies through its combined commercial and branch operations and by leveraging WillScot Mobile Mini’s best-in-class technology platform.

[3]	Based on midpoints of guidance for each company. Adjusted EBITDA unburdened for stock-based compensation, transaction costs, and other non-recurring expenses.

2

WillScot Mobile Mini expects the combined company will generate approximately $700 million of annual free cash flow by end of the first full year following closing, with significant further accretion to free cash flow margins over time.

Transaction Details

McGrath shareholders will receive for each of their shares either $123.00 in cash or 2.8211 shares of WillScot Mobile Mini common stock, as determined pursuant to the election and allocation procedures in the merger agreement under which 60% of McGrath’s outstanding shares will be converted into the cash consideration and 40% of McGrath’s outstanding shares will be converted into the stock consideration. The transaction values McGrath at an enterprise value of $3.8 billion, including approximately $800 million of net debt, and the per-share consideration represents a premium of 10.1% to McGrath’s closing stock price on January 26, 2024.

McGrath shareholders will participate in the significant value-creation opportunity from the transaction through approximately 12.6% ownership stake in the combined company and its track record of value creation through synergy realization. McGrath shareholders will also benefit from a tax-free reorganization under IRC Section 368 for the stock portion of the merger consideration.

WillScot Mobile Mini has secured committed financing for the transaction by way of a $1.75 billion senior secured bridge credit facility (“Bridge Facility”), which along with borrowings under WillScot Mobile Mini’s ABL revolving credit facility (“ABL Facility”) will fund the cash portion of the purchase price and the repayment of McGrath’s outstanding debt. In addition, WillScot Mobile Mini has secured commitments to upsize its existing $3.7 billion ABL Facility by $750 million to $4.45 billion.

WillScot Mobile Mini is committed to deleveraging and expects to achieve pro forma net leverage within the Company’s target range of 3.0x – 3.5x within 12 months post-closing.

Path to Completion

All directors for the respective Boards of WillScot Mobile Mini and McGrath adopted and approved the transaction. The transaction is expected to close in the second quarter of 2024 and is subject to approval by McGrath shareholders, regulatory approvals and other customary closing conditions.

Conference Call

WillScot Mobile Mini Holdings and McGrath will host a conference call and webcast to discuss this announcement at 8:00 a.m. Eastern Time on Monday, January 29, 2024. To access the live webcast, use the following link: https://register.vevent.com/register/BI526d1ecd2f344dc99435f14adb0f357f You will be provided with dial-in details after registering. To avoid delays, we recommend that participants dial into the conference call 15 minutes ahead of the scheduled start time. A live webcast will also be accessible via the “Events & Presentations” section of the Company’s investor relations website www.willscotmobilemini.com. Choose “Events” and select the information pertaining to the WillScot Mobile Mini Holdings McGrath Acquisition Conference Call. Additionally, there will be slides accompanying the webcast. Please allow at least 15 minutes prior to the call to register, download and install any necessary software. For those unable to listen to the live broadcast, an audio webcast of the call will be available for 12 months on the Company’s investor relations website.

3

Advisors and Financing Sources

BofA Securities served as financial advisor, Rothschild & Co served as financing advisor and Allen & Overy LLP acted as legal counsel to WillScot Mobile Mini. Goldman Sachs & Co. LLC served as financial advisor and Morrison & Foerster LLP acted as legal counsel to McGrath.

JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., MUFG Bank, Ltd., Deutsche Bank AG, acting through its branches, Bank of America, N.A., and Bank of Montreal provided financing commitments for the upsize to the ABL Facility and/or the Bridge Facility in connection with the transaction.

About WillScot Mobile Mini

WillScot Mobile Mini trades on the Nasdaq stock exchange under the ticker symbol “WSC.” Headquartered in Phoenix, Arizona, the Company is a leading business services provider specializing in innovative and flexible temporary space solutions. The Company’s diverse product offering includes modular office complexes, mobile offices, classrooms, temporary restrooms, portable storage containers, blast protective and temperature-controlled structures, clearspan structures, and a thoughtfully curated selection of furnishings, appliances, and other services so its solutions are turnkey for customers. WillScot Mobile Mini services diverse end markets across all sectors of the economy from a network of approximately 240 branch locations and additional drop lots throughout the United States, Canada, and Mexico. Additional information about WillScot Mobile Mini can be found on the company’s website at www.willscotmobilemini.com.

About McGrath RentCorp

McGrath RentCorp is a leading business-to-business rental company in North America with a strong record of profitable business growth. Founded in 1979, McGrath’s operations are centered on modular solutions through its Mobile Modular and Mobile Modular Portable Storage businesses. In addition, its TRS-RenTelco business offers electronic test equipment rental solutions. The Company’s rental product offerings and services are part of the circular supply economy, helping customers work more efficiently, and sustainably manage their environmental footprint. With over 40 years of experience, McGrath’s success is driven by a focus on exceptional customer experiences. This focus has underpinned the Company’s long-term financial success and supported over 30 consecutive years of annual dividend increases to shareholders, a rare distinction among publicly listed companies. Additional information about McGrath RentCorp can be found on the company’s website at www.mgrc.com/.

Non-GAAP Financial Measures Relating to WillScot Mobile Mini

This press release includes non-GAAP financial measures, including Adjusted EBITDA Margin, Free Cash Flow and Net CAPEX. Adjusted EBITDA is defined as net income (loss) plus net interest (income) expense, income tax expense (benefit), depreciation and amortization adjusted to exclude certain non-cash items and the effect of what we consider transactions or events not related to our core business operations, including net currency gains and losses, goodwill and other impairment charges, restructuring costs, costs to integrate acquired companies, costs incurred related to transactions, non-cash charges for stock compensation plans, gains and losses resulting from changes in fair value and extinguishment of common stock warrant liabilities, and other discrete expenses. Free Cash Flow is defined as net cash provided by operating activities, less purchases of, and proceeds from, rental equipment and property, plant and equipment, which are all included in cash flows from investing activities. Net CAPEX is defined as purchases of rental equipment and refurbishments and purchases of property, plant and equipment (collectively, “Total Capital Expenditures”), less proceeds from the

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sale of rental equipment and proceeds from the sale of property, plant and equipment (collectively, “Total Proceeds”), which are all included in cash flows from investing activities. The Company believes that Adjusted EBITDA is useful to investors because it (i) allows investors to compare performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; (ii) is used by our board of directors and management to assess our performance; (iii) may, subject to the limitations described below, enable investors to compare the performance of the Company to its competitors; (iv) provides additional tools for investors to use in evaluating ongoing operating results and trends; and (v) aligns with definitions in our credit agreement. The Company believes that Free Cash Flow is useful to investors because it allows investors to compare cash generation performance over various reporting periods and against peers. The Company believes that the presentation of Net CAPEX provides useful information to investors regarding the net capital invested into our rental fleet and plant, property and equipment each year to assist in analyzing the performance of our business. Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate Adjusted EBITDA and other non-GAAP financial measures differently, and therefore the Company’s non-GAAP financial measures may not be directly comparable to similarly-titled measures of other companies.

Information regarding the most comparable GAAP financial measures and reconciling forward-looking Adjusted EBITDA to those GAAP financial measures is unavailable to the Company without unreasonable effort. We cannot provide the most comparable GAAP financial measures nor reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of our control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to the Company without unreasonable effort. Although we provide a range of Adjusted EBITDA that we believe will be achieved, we cannot accurately predict all the components of the Adjusted EBITDA calculation. The Company provides Adjusted EBITDA guidance because we believe that Adjusted EBITDA, when viewed with our results under GAAP, provides useful information for the reasons noted above.

Forward-Looking Statements

This press release contains forward-looking statements (including the guidance/outlook contained herein) within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “plans,” “intends,” “may,” “will,” “should,” “shall,” “outlook,” “guidance,” “see,” “have confidence” and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature. Certain of these forward-looking statements include statements relating to: our mergers and acquisitions pipeline, acceleration of our run rate, acceleration toward and the timing of our achievement of our three to five year milestones, growth and acceleration of cash flow, driving higher returns on invested capital, and Adjusted EBITDA margin expansion, as well as statements involving the proposed acquisition of McGrath, including anticipated time of closing, the expected scale, operating efficiency and synergies, stockholder, employee and customer benefits, the amount and timing of revenue and expense synergies, future financial benefits and operating results, expectations relating to the combined customer base and rental fleet, and tax treatment for the acquisition. Forward-looking statements are subject to a number of risks,

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uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Certain of these forward-looking statements relate to the proposed transaction, including: expected scale; operating efficiency; stockholder, employee and customer benefits; key assumptions; timing of closing; the amount and timing of revenue and expense synergies; future financial benefits and operating results; and integration spend. Although the Company believes that these forward-looking statements are based on reasonable assumptions, they are predictions and we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others, our ability to acquire and integrate new assets and operations; our ability to judge the demand outlook; our ability to achieve planned synergies related to acquisitions; regulatory approvals; our ability to successfully execute our growth strategy, manage growth and execute our business plan; our estimates of the size of the markets for our products; the rate and degree of market acceptance of our products; the success of other competing modular space and portable storage solutions that exist or may become available; rising costs and inflationary pressures adversely affecting our profitability; potential litigation involving our Company; general economic and market conditions impacting demand for our products and services and our ability to benefit from an inflationary environment; our ability to maintain an effective system of internal controls; and such other risks and uncertainties described in the periodic reports we file with the SEC from time to time (including our Form 10-K for the year ended December 31, 2022), which are available through the SEC’s EDGAR system at www.sec.gov and on our website. Any forward-looking statement speaks only at the date on which it is made, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, WillScot Mobile Mini will file with the SEC a registration statement on Form S-4 that will include a proxy statement of McGrath and that will also constitute a prospectus of WillScot Mobile Mini. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed with the SEC by WillScot Mobile Mini and McGrath at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and WillScot Mobile Mini’s other filings with the SEC, may also be obtained from WillScot Mobile Mini’s web site at www.willscotmobilemini.com.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or security holder. However, WillScot Mobile Mini, McGrath and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of McGrath in respect of the proposed transaction under the rules of the SEC. Information regarding WillScot Mobile Mini’s directors and executive officers is available in WillScot Mobile Mini’s 2022 Annual Report on Form 10-K filed with the SEC on February 22, 2023, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2023. Information regarding McGrath’s directors and executive officers is available in McGrath’s 2022 Annual Report on Form 10-K filed with the SEC on February 22, 2023, and in its definitive proxy statement for

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its annual meeting of shareholders filed on April 28, 2023. These documents as well as other documents filed by WillScot Mobile Mini and McGrath with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

For WillScot Mobile Mini

Investor inquiries:

Nick Girardi

investors@willscotmobilemini.com

Media inquiries:

Jake Saylor

Jake.saylor@willscot.com

For McGrath

Investor inquiries:

Keith E. Pratt, EVP & Chief Financial Officer

Keith.Pratt@mgrc.com

Media inquiries:

MediaRelations@MGRC.com

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